Exhibit 99.1

F-1

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025

(Expressed in U.S. dollars, except for the number of shares)

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$4,552,381	$9,912,327
Restricted cash	25,077	24,298
Accounts receivable, net	491,723	213,772
Contract assets	592,412	-
Deferred contract costs	24,124	13,103
Amount due from a related party	22,251	17,486
Prepaid expenses and other current assets	792,249	295,559
Total current assets	6,500,217	10,476,545

NON-CURRENT ASSETS
Property and equipment, net	44,280	2,518
Intangible assets, net	432,300	-
Operating lease right-of-use assets	149,120	78,862
Other non-current assets	10,792	10,457
Long-term prepayments	3,004,769	-
Prepayment for acquisition	-	210,704
Goodwill	1,223,018	-
Deferred tax assets, net	133,834	-
Total non-current assets	4,998,113	302,541

TOTAL ASSETS	$11,498,330	$10,779,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loan	$608,872	$318,865
Accounts payable	76,407	34,190
Contract liabilities	253,659	30,024
Accrued expenses and other current liabilities	72,363	87,439
Payroll payable	1,429,372	1,134,532
Warrant liabilities	335,852	902,287
Amount due to related parties	582,748	-
Long-term bank loan - current	51,740	-
Operating lease liabilities - current	103,299	46,190
Deferred acquisition consideration - current	156,101	-
Total current liabilities	3,670,413	2,553,527

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	44,421	35,306
Deferred acquisition consideration - non-current	151,116	-
Total non-current liabilities	195,537	35,306

TOTAL LIABILITIES	$3,865,950	$2,588,833

COMMITMENTS AND CONTINGENCIES (NOTE 19)	-	-

SHAREHOLDERS’ EQUITY
Class A ordinary shares, ($0.04 par value, 40,950,000 shares authorized, 545,512 and 465,110 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively) (1)	21,820	18,604
Class B ordinary shares, ($0.0001 par value, 20,000,000 shares authorized, 8,945,307 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	895	895
Additional paid-in capital	33,261,226	32,614,603
Accumulated deficit	(26,997,783)	(25,065,907)
Accumulated other comprehensive income	594,179	622,058
Total Youxin Technology Ltd shareholders’ equity	6,880,337	8,190,253

Non-controlling interests	752,043	-
Total shareholders’ equity	7,632,380	8,190,253

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,498,330	$10,779,086

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 1-for-80 reverse share split and 1-for-5 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025 and July 30, 2026, respectively (Note 18).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2026	2025
REVENUES	$1,883,254	$346,013

COST OF REVENUES	(1,110,774)	(216,386)

GROSS PROFIT	772,480	129,627

OPERATING EXPENSES
Selling expenses	(257,887)	(100,558)
General and administrative expenses	(2,047,803)	(1,162,739)
Research and development expenses	(341,420)	(140,261)
Total operating expenses	(2,647,110)	(1,403,558)

LOSS FROM OPERATIONS	(1,874,630)	(1,273,931)

OTHER INCOME (EXPENSE)
Other income	44,152	184
Other expense	(61,425)	(6,711)
Investment loss	(518,235)	(457,242)
Change in fair value of warrant liabilities	560,596	-
Total other income (expense), net	25,088	(463,769)

LOSS BEFORE TAXES	(1,849,542)	(1,737,700)

Income tax expense	(19,655)	-
NET LOSS	(1,869,197)	(1,737,700)

Less: Net income attributable to non-controlling interests	62,679	-
Net loss attributable to ordinary shareholders	$(1,931,876)	$(1,737,700)

NET LOSS	$(1,869,197)	$(1,737,700)

Other comprehensive loss:
Foreign currency translation (loss) income	(24,315)	89,206
TOTAL COMPREHENSIVE LOSS	(1,893,512)	(1,648,494)

Less: Comprehensive income attributable to non-controlling interests	66,243	-
Total comprehensive loss attributable to ordinary shareholders	$(1,959,755)	$(1,648,494)

Basic and diluted loss per share	$(0.20)	$(0.19)

Weighted average number of ordinary shares outstanding - basic and diluted (1)	9,441,459	9,004,167

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 1-for-80 reverse share split and 1-for-5 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025 and July 30, 2026, respectively (Note 18).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

	Class A		Class B		Share	Additional		Accumulated Other	Non-	Total Shareholders’
	Ordinary Shares (1)		Ordinary Shares		Subscription	Paid-in	Accumulated	Comprehensive	Controlling	(Deficit)
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Income	Interests	Equity
Balance, September 30, 2024	55,762	$2,230	8,945,307	$895	$(3,125)	$12,154,929	$(15,419,765)	$550,579	$-	$(2,714,257)
Net loss	-	-	-	-	-	-	(1,737,700)	-	-	(1,737,700)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost of $ 2,613,758	5,750	230	-	-	-	7,736,012	-	-	-	7,736,242
Foreign currency translation adjustment	-	-	-	-	-	-	-	89,206	-	89,206
Balance, March 31, 2025	61,512	$2,460	8,945,307	$895	$(3,125)	$19,890,941	$(17,157,465)	$639,785	$-	$3,373,491

Balance, September 30, 2025	465,110	$18,604	8,945,307	$895	$-	$32,614,603	$(25,065,907)	$622,058	$-	$8,190,253
Non-controlling interest arising from business combination	-	-	-	-	-	-	-	-	685,800	685,800
Net loss	-	-	-	-	-	-	(1,931,876)	-	62,679	(1,869,197)
Issuance of ordinary shares upon warrant series b exercise	396	16	-	-	-	5,823	-	-	-	5,839
Rounding up for reverse stock split	6	-	-	-	-	-	-	-	-	-
Share-based compensation	80,000	3,200	-	-	-	640,800	-	-	-	644,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	(27,879)	3,564	(24,315)
Balance, March 31, 2026	545,512	$21,820	8,945,307	$895	$-	$33,261,226	$(26,997,783)	$594,179	$752,043	$7,632,380

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect the 1-for-80 reverse share split and 1-for-5 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025 and July 30, 2026, respectively (Note 18).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2026	2025
Cash flows from operating activities
Net loss	$(1,869,197)	$(1,737,700)
Adjustments to reconcile net loss to cash used in operating activities:
Expected credit loss of doubtful accounts	43,163	-
Amortization of operating right-of-use assets	29,167	24,524
Depreciation and amortization	48,196	716
Investment loss	518,235	457,242
Change in fair value of warrant liabilities	(560,596)	-
Amortization of discount on deferred acquisition consideration	4,118	-
Stock-based compensation	644,000	-
Deferred income taxes	19,655	-
Changes in operating assets and liabilities
Accounts receivable	342,521	(33,923)
Amount due from related parties	(4,764)	-
Amount due to related parties	14,682	-
Deferred contract costs	(11,021)	-
Contract assets	(266,686)	-
Prepaid expenses and other current assets	55,004	(510,774)
Other non-current assets	-	350
Accounts payable	11,328	2,412
Operating lease liabilities	(28,713)	(24,151)
Payroll Payable	(176,530)	(250,368)
Accrued expenses and other current liabilities	(140,633)	21,546
Contract liabilities	114,636	(206,570)
Net cash used in operating activities	(1,213,435)	(2,256,696)

Cash flows from investing activities
Purchase of property and equipment	(38,642)	-
Purchase of short-term investments	(619,031)	(3,440,000)
Redemption of short-term investments	100,915	-
Prepayment for purchase of property	(2,969,213)	-
Acquisition of subsidiaries, net of cash acquired of $58,651	(155,497)	-
Loan to a third party	(500,000)	-
Net cash used in investing activities	(4,181,468)	(3,440,000)

Cash flows from financing activities
Loan from a related party	282,613	-
Repayment to a related party	(141,260)	(978,594)
Proceeds from short-term bank loans	285,467	-
Repayment of short-term bank loans	(324,006)	-
Repayment of long-term bank loans	(15,881)	-
Issuance of ordinary shares upon warrant series b exercise	2	-
Issuance of ordinary shares upon IPO	-	10,350,000
Payment of offering costs	-	(2,133,785)
Net cash provided by financing activities	86,935	7,237,621

Effect of exchange rates on cash	(51,199)	76,811

Net (decrease) increase in cash and restricted cash	(5,359,167)	1,617,736

Cash and restricted cash at beginning of period	9,936,625	43,021
Cash and restricted cash at end of period	$4,577,458	$1,660,757

Reconciliation of cash and restricted cash with consolidated balance sheets:
Cash	$4,552,381	$1,636,920
Restricted cash	25,077	23,837
Cash and restricted cash at end of period	$4,577,458	$1,660,757

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expenses	$7,194	$-
Cash paid for income tax	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOWS INFORMATION:
Operating lease assets obtained in exchange for operating lease obligations	$7,423	$-
Deduction of issuance proceeds of prior years deferred offering cost	$-	$478,108
Deferred consideration recognized for acquisition	$298,561	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

YOUXIN TECHNOLOGY LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

Note 1 - Description of Business and Organization

a. Company and Background

Youxin Technology Ltd. (“Youxin Technology”, or “Youxin Cayman”) was incorporated under the laws of the Cayman Islands on October 21, 2022 as an exempted company with limited liability. Youxin Cayman and its subsidiaries (collectively referred to as “the Company”) is a professional and highly intelligent PaaS (Platform as a Service) provider capable of providing customized system development services and subsequent services to its customers. The Company provides a comprehensive suite of products to give its clients an all-round view of their business operations in real time on multiple interfaces, allowing them to make critical business decisions anytime and anywhere. The Company’s products optimize the overall supply chain by streamlining the decision-making process, boosting efficiency and profitability. Through the acquisition of Celnet Technology Co., Ltd. (“Celnet BJ”) in October 2025, the Company has expanded its enterprise SaaS capabilities, strengthened its AI-driven innovation, and accelerated its growth in customer relationship management (CRM) services, positioning itself as a more comprehensive enterprise service provider.

Youxin Cayman is a holding company and has no substantial operations other than holding all of the outstanding share capital of Youxin Cloud (BVI) Ltd (“Youxin BVI”) established under the laws of the British Virgin Islands on November 10, 2022. Youxin BVI is also a holding company holding all of the outstanding share capital of Youxin Cloud (HK) Limited (“Youxin HK”) which was incorporated on December 13, 2022 under the laws of Hong Kong. Youxin HK is a holding company holding all of the equity of Hainan Youxin Mutual Enterprise Management Co., Ltd. (“WFOE”), which was incorporated on February 17, 2023 under the law of the People’s Republic of China (“the PRC”). The WFOE holds all of the equity of Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”), the operating subsidiary which was established on March 12, 2018 under the law of the PRC.

Reorganization

In anticipation of an IPO of its equity securities, the Company undertook the following steps to effect a reorganization (the “Reorganization”):

● Step 1: Formation of Youxin Cayman, Youxin BVI, Youxin HK, and WFOE.

● Step 2: WFOE obtained 100.00% of the equity interests of Guangzhou Youxin on April 28, 2023.

Immediately before and after the Reorganization as described above, Youxin Cayman together with its subsidiaries were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a unaudited condensed consolidated basis for all periods to which such entities were under common control.

F-6

Initial Public Offering

On December 23, 2024, the Company closed its initial public offering (“IPO”) with issuance of 5,750 Class A ordinary shares, par value $0.04 per share, at $1,800.00 per share. The gross proceeds of this offering were approximately $10.4 million prior to deducting the underwriting discounts, commissions and other offering cost payable by the Company. Net proceeds received by the Company from its IPO were approximately $9.1 million. The Shares were previously approved for listing on the Nasdaq Capital and commenced trading under the ticker symbol “YAAS” on December 20, 2024. Upon the closing of the IPO on December 23, 2024, the Company issued to Aegis Capital Corp. (the “Representative”) warrants (the “Representative’s Warrants”) to purchase 288 Class A Ordinary Shares with no consideration.

September 2025 Public Offering

On September 8, 2025, the Company closed another public offering (the “September 2025 Public Offering”) of 53,571 units (the “Units”) at a public offering price of $112.00 per Unit, with each Unit consisting of: (i) one Class A Ordinary Share (the “Class A Shares”); (ii) one Series A Warrant to purchase one Class A Share (the “Series A Warrants”); (iii) one Series B Warrant to purchase such number of Class A Shares as determined in the Series B Warrant (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

Each Series A Warrant is exercisable at an exercise price of $112.00 per share, and each Series B Warrant is exercisable at an exercise price of $0.004 per share. The Series A Warrants will be exercisable immediately and will expire five years after the closing date and the Series B Warrants will be exercisable immediately with no expiration.

Pursuant to the underwriting agreement, the Company also granted to the Underwriter an option to purchase up to 8,036 additional Class A Shares (representing 15.0% of the Units sold in the offering), and/or up to an additional 3,214,286 Series A Warrants and 3,214,286 Series B Warrants at the public offering price less underwriting discounts and commissions. The Underwriter may exercise this option in whole or in part at any time within forty-five (45) days after the date of the offering. The underwriter may exercise the over-allotment option with respect to Class A Shares only, warrants only, or any combination thereof. On September 5, 2025, the Underwriter partially exercised its over-allotment option and purchased additional 3,214,286 Series A warrants and additional 3,214,286 Series B Warrants for a total of 6,428,572 warrants at the public offering price of $0.00001 per warrant in total consideration of $64.29.

Gross proceeds of the September 2025 Public Offering, together with the partial exercise of the over-allotment option, were approximately $6.0 million, before deducting underwriting fees and other offering costs payable by the Company. Net proceeds received by the Company were approximately $5.3 million.

During the year ended September 30, 2025, the exercise of Series A Warrants and Series B Warrants have resulted in the issuance of 167,236 Class A ordinary shares and 182,790 Class A Ordinary Shares, respectively. Net proceeds from the exercise of Series A Warrants and Series B Warrants were approximately $4.5 million and $731, respectively.

F-7

Reverse share split

On August 25, 2025, the Company’s shareholders and Board of Directors approved an 1-for-80 reverse share split of the Company’s issued and outstanding and authorized and unissued Class A ordinary shares, with an effective date of September 30, 2025. Following the reverse split, the authorized share capital was amended as follows, while the total authorized share capital remained $50,000:

(i) Class A Ordinary Shares: from 400,000,000 shares with a par value of $0.0001 per share to 5,000,000 shares with a par value of $0.008 per share;

(ii) Class B Ordinary Shares: remained at 100,000,000 shares with a par value of $0.0001 per share.

All share and per share information has been retroactively adjusted to reflect the reverse share split for all periods presented.

Share Consolidation Authorization

On August 25, 2025, the Company, held its extraordinary general meeting, at which the Company’s shareholders approved by ordinary resolution authorizing the board of directors of the Company (the “Board”) to conduct a share consolidation of the Company’s issued and outstanding and authorized and unissued Class A ordinary shares of the Company, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion. That authorization permits the Board to effect one or more share consolidations at any one time or multiple times during the two-year period following the extraordinary general meeting, provided that the cumulative consolidation ratio for all such share consolidations does not exceed 1-for-4,000. The Company’s shareholders also approved, by special resolution, that an amended and restated memorandum of association reflecting such reverse split upon its relevant effective date be approved.

Acquisition of Celnet

On October 29, 2025, the Company completed the acquisition (the “Celnet Acquisition”) of 51% of the equity interests of Celnet Technology Co., Ltd. (“Celnet BJ”), a provider of information integration and management solutions and the largest Salesforce.com partner in China, and its wholly-owned subsidiary Celnet Technology (HK) Limited (“Celnet HK”). The total purchase consideration for the acquisition was approximately $0.7 million in cash, subject to certain adjustments, plus potential equity and cash incentives contingent upon the achievement of performance targets. The Celnet Acquisition was accounted for using the acquisition method of accounting in accordance with U.S. GAAP.

As a result of the Celnet Acquisition, Celnet BJ and Celnet HK became subsidiaries of the Company.

Amendment of Authorized Share Capital

On December 9, 2025, the Company further amended its authorized share capital. The number of authorized Class A Ordinary Shares increased from 5,000,000 shares to 204,750,000 shares, and the number of authorized Class B Ordinary Shares was decreased from 100,000,000 shares to 20,000,000 shares.

Share Consolidation Approval

On July 13, 2026, the Board determined and approved a share consolidation at a ratio of one-for-five (the “Share Consolidation”), with an effective date of July 30, 2026, pursuant to the authorization granted by the shareholders at the extraordinary general meeting held on August 25, 2025.

Following the Share Consolidation, the number of authorized Class A Ordinary Shares was reduced from 204,750,000 shares with a par value of $0.008 per share to 40,950,000 shares with a par value of $0.04 per share.

As of the issuance date of the condensed consolidated financial statements, the details of the Company’s subsidiaries are as follows:

Name of Entity	Incorporation Date	Background	Ownership	Principal activities
Youxin Cloud (BVI) Ltd (“Youxin BVI”)	November 10, 2022	British Virgin Islands (“BVI”) Company	Youxin Cayman (100% Hold)	Holding company

Youxin Cloud (HK) Limited (“Youxin HK”)	December 13, 2022	Hong Kong (“HK”) Limited Company	Youxin BVI (100% Hold)	Holding company

Hainan Youxin Mutual Enterprise Management Co., Ltd. (“WFOE”)	February 17, 2023	The People’s Republic Of China (“PRC”) Company	Youxin HK (100% Hold)	Holding company

Guangzhou Youxin Technology Co., Ltd. (“Guangzhou Youxin”)	March 12, 2018	The People’s Republic Of China (“PRC”) Company	WFOE (100% Hold)	PaaS and SaaS products

Celnet Technology Co., Ltd. (“Celnet BJ”)	April 19, 2012	The People’s Republic Of China (“PRC”) Company	Youxin Cayman (51% Hold)	PaaS and SaaS products

Celnet Technology (HK) Limited (“Celnet HK”)	July 12, 2016	Hong Kong (“HK”) Limited Company	Celnet BJ (100% Hold)	PaaS and SaaS products

F-8

Note 2 - Liquidity

The Company has incurred recurring net cash outflows in operating activities since inception and has funded its operations primarily from public offerings. The Company had an accumulated deficit of approximately $27.0 million and $25.1 million as of March 31, 2026 and September 30, 2025, respectively. The Company had net losses of approximately $1.9 million and $1.7 million for the six months ended March 31, 2026 and 2025, respectively.

As of March 31, 2026, the Company has approximately $4.6 million of unrestricted cash. The Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its unaudited condensed consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these unaudited condensed consolidated financial statements. As a result, no substantial doubt about the Company’s ability to continue as a going concern existed as of March 31, 2026.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2025 and 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2025. The results of operations for the six months ended March 31, 2026 are not necessarily indicative of the results for the full year.

b. Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company and all inter-company balances and transactions have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

c. Use of estimates

The preparation of these unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On the going concern basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates required to be made by management, include, but are not limited to, revenue recognition, the assessment of a provision for credit loss, the useful lives of property and equipment, the impairment for long lived assets, the valuation allowance of deferred tax assets, fair value of warrant liabilities and the recognition and impairment of goodwill. Actual results may differ from those estimates under different assumptions or conditions.

F-9

d. Fair value measurements

Accounting Standards Codification (ASC) 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or can be corroborated by observable market data (e.g., interest rates, yield curves, volatilities).

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that may reflect the Company’s own assumptions that cannot be corroborated with observable market data.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, prepaid expenses and other current assets, short-term bank loan, accounts payable, contract liabilities, amount due to related parties, operating lease liabilities - current, payroll payable and accrued expenses and other current liabilities based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The Company measured its Representative’s Warrants, Series A Warrant and Series B Warrants at fair value on a recurring basis. As the Company’s warrants are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrants. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table presents the fair value hierarchy for the Company’s assets and liabilities that are measured and recorded at fair value as of March 31, 2026 and September 30, 2025:

As of March 31, 2026	Level 1	Level 2	Level 3
Customer relationship	-	-	432,300
Warrant liabilities	-	-	335,852

As of September 30, 2025	Level 1	Level 2	Level 3
Warrant liabilities	-	-	902,287

F-10

e. Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollars (“USD”). WFOE, Guangzhou Youxin and Celnet BJ, conduct their business in the local currency, Chinese Yuan (“RMB”), as its functional currency. Celnet HK conducts its business in the local currency, Hong Kong Dollars (“HKD”), as its functional currency. The Company and its subsidiaries in BVI and HK use USD as their functional currency. An entity’s functional currency is the currency of the primary economic environment in which it operates; normally, that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the unaudited condensed consolidated statements of operations and comprehensive loss.

The unaudited condensed consolidated financial statements are presented in USD. Assets and liabilities are translated into USD at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts, except for the change in retained earnings, are translated using the historical exchange rates at the date of entry to shareholder equity; the change in retained earnings uses historical exchange rates of each period’s statement of income. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive loss in the unaudited condensed consolidated balance sheets.

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System：

Balance sheets items, except for equity accounts
March 31, 2026	RMB 6.8980 to $1
September 30, 2025	RMB 7.1190 to $1

Statements of operations and comprehensive loss, and cash flows items
For the six months ended March 31, 2026	RMB 7.0061 to $1
For the six months ended March 31, 2025	RMB 7.2043 to $1

Translation of amounts from HKD into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System：

Balance sheets items, except for equity accounts
March 31, 2026	HKD 7.8400 to $1
September 30, 2025	HKD 7.7809 to $1

Statements of operations and comprehensive loss, and cash flows items
For the six months ended March 31, 2026	HKD 7.7954 to $1
For the six months ended March 31, 2025	HKD 7.7771 to $1

F-11

f. Cash

Cash consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash held in accounts at financial institutions were located in the PRC‚ which is not freely convertible into foreign currencies.

g. Restricted cash

Restricted cash mainly represents cash in bank that was frozen by court orders due to a lawsuit between a former employee. As of March 31, 2026 and September 30, 2025, the Company’s restricted cash balance was $25,077 and $24,298, respectively.

h. Accounts receivable

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from October 1, 2022 using modified-retrospective transition approach with a cumulative-effect adjustment to amounting to nil recognized as of October 1, 2022.

Accounts receivable include trade accounts due from clients. The credit terms given to customers are generally 90 days. Management reviews its receivables on a regular basis to determine if the provision for credit loss is adequate, and makes provision when necessary. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management uses an aging schedule method to estimate the amount of the allowance for credit losses. The management also considers historical losses, the financial condition, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote. As of March 31, 2026 and September 30, 2025, the allowances for expected credit loss were $43,839 and nil, respectively. As of March 31, 2026 and September 30, 2025, the write-off of allowances for expected credit loss were nil and nil, respectively.

i. Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. The estimated useful lives are as follows:

Estimated useful lives
Electronic equipment	3 years
Office furniture	5 years

The cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Expenditures for maintenance and repairs are charged to earnings as incurred, while major additions and enhancements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

F-12

j. Goodwill and intangible assets

Intangible assets comprise goodwill and customer relationships acquired in business combinations.

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisition of Celnet BJ and its wholly-owned subsidiary Celnet HK on October 29, 2025.

Customer relationships acquired as part of business combinations are recognized separately from goodwill as intangible assets when their fair values can be measured reliably and it is probable that the expected future economic benefits attributable to such assets will flow to the Company.

Goodwill is not amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstance change occurs that indicates the asset might be impaired. Finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis.

The estimated useful lives are as follows:

Estimated useful lives
Customer relationships	5 years

For purposes of assessing impairment, the Company evaluates finite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill impairment testing is performed at the reporting unit level. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If necessary, a quantitative impairment test is performed.

As of March 31, 2026, the Company performed a qualitative assessment of its goodwill arising from the acquisition of Celnet BJ and Celnet HK and concluded that it was not more likely than not that the fair value of the related reporting unit was less than its carrying amount. Accordingly, no goodwill impairment was recognized.

k. Impairment of long-lived assets other than goodwill

For the long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparing the carrying amount of the asset or the asset group to the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the asset or the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment loss is recognized for the excess of the carrying amount over the fair value of the asset or the asset group. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment was recorded by the Company for the six months ended March 31, 2026 and 2025.

F-13

l. Lease

The Company determines if an arrangement is or contains a lease at inception. For leases with an initial term of 12 months or less, the Company has elected the short-term lease practical expedient and does not recognize right-of-use (“ROU”) assets or lease liabilities on the balance sheet; lease payments for such leases are expensed on a straight-line basis over the lease term. For leases with a term exceeding 12 months, operating lease ROU assets represent the Company’s right to control the use of an identified asset, and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are initially measured based on the lease liability, adjusted for lease incentives and initial direct costs. Lease liabilities are measured at the present value of the remaining lease payments using the discount rate for the lease at commencement. As the implicit rate in the lease is generally not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement.

The Company’s lease includes office leases and equipment leases. For office leases, the lease term includes renewal periods when it is reasonably certain that the Company will exercise such options. The Company regularly reassesses renewal options and remeasures the lease liability upon modification or when changes in circumstances indicate a reassessment is required. Lease expense is recognized on a straight-line basis over the lease term. Lease modifications are accounted for as a remeasurement of the ROU asset and lease liability when the modification is not accounted for as a separate contract. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating leases are presented as operating lease ROU assets, current operating lease liabilities, and non-current operating lease liabilities on the consolidated balance sheets.

m. Long-term prepayments

Long-term prepayments represent amounts paid in advance for the acquisition of property that have not yet been transferred to the Company at the unaudited condensed consolidated balance sheet date. These prepayments are initially recorded at cost (i.e., the transaction price paid). Upon the completion of the transfer of title and the Company obtaining control over the asset, the carrying amount of the prepayment is reclassified to the line item within property and equipment, as applicable, and subsequently accounted for in accordance with the Company’s relevant accounting policies. No interest or imputed interest is capitalized on such prepayments as the acquisition is not considered a financing arrangement.

n. Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Company allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recorded net of value-added tax.

1) Revenue stream

♦ Revenues from professional services

The Company delivers customized cloud solutions to customers through its highly flexible PaaS platform. The professional fee normally consists of the following types of revenue:

(i) Customized CRM system development and cloud-based connectivity services

The Company provides customized CRM system development and implementation services to its customers with tailored functionalities and interfacing capabilities suitable to meet the operation needs of its customers. These services are offered through two models: (i) through the Company’s platform, where customers access the customized CRM system via the Company’s cloud-based platform, and (ii) directly on third-party platforms, such as Salesforce, where the Company develops and implements customized CRM solutions within the customer’s existing external platform environment. Under both models, the Company’s contracts typically contain a single performance obligation that combines system development and implementation with post-implementation support. The post-implementation support primarily consists of warranty-type services, including bug fixes, error correction, and performance stabilization during a defined warranty period following implementation, and is not considered distinct from the development services. For contracts deployed through the Company’s platform, the continuous platform access and the one-year license are considered as one single performance obligation; for contracts deployed on third-party platforms, the development and post-implementation support are considered as one single performance obligation. Post-implementation support service is distinct from ongoing maintenance services that extend beyond the initial warranty period and include proactive system updates and performance optimization under a separate purchase order

Revenue is recognized over time using a cost-based input method, as the customized solutions do not have an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. The Company measures progress based on actual costs incurred relative to total estimated project costs. Contract service periods generally range from three to twelve months, and payment terms are typically linked to project milestones. Contracts generally do not contain significant financing components or variable consideration. Customers do not have the right to a refund of paid fees for services which the Company had earned and recognized as revenue.

F-14

(ii) Additional function development service

For revenue from additional function development based on the completed customized CRM system, the revenue is recognized at a point in time when completion of the additional function is delivered to the customer. This typically occurs when the additional function is delivered, and the customer obtains the ability to use and benefit from it. Customers do not have the right to refund of paid fees for additional function development services after the additional function is delivered. Additional function development contracts generally do not contain contract cancellation terms except when the Company failed to develop the additional function.

(iii) Data and workflow migration service

The Company provides Salesforce Org (a cloud-based customer relationship management platform developed by Salesforce) migration services, including system diagnostics, solution design, metadata and data migration, integration adjustments, testing, and go-live support. These services represent a single performance obligation, as the Company integrates various activities to deliver a completed migration solution. Revenue is recognized over time using a cost-based input method, as the customer simultaneously receives and consumes the benefits throughout the period. The Company measures progress based on actual costs incurred relative to total estimated project costs. Contract service periods generally range from one to six months, and payment terms are typically linked to project milestones. Contracts generally do not contain significant financing components or variable consideration.

(iv) Staff outsourcing service

The Company provides IT staffing and outsourcing services on a time-and-materials basis, where qualified personnel perform development and consulting tasks as directed by customers. These services represent a stand-ready obligation to provide qualified personnel over the service period. Revenue is recognized over time as services are rendered based on approved person-days or hours worked at contractually specified rates. Contracts generally do not contain significant financing components or variable consideration.

(v) Operations and maintenance service

The Company provides ongoing system maintenance and support services, including system monitoring, ticket analysis, user access maintenance, reporting, and other operational support activities. These services typically contain a single performance obligation representing a stand-ready obligation to provide maintenance and support services over a fixed contract period, typically one year. Revenue is recognized on a straight-line basis over the contract term, as the customer simultaneously receives and consumes the benefits evenly throughout the period. Contracts generally do not contain significant financing components or variable consideration.

♦ Revenues from subscription service

Since its second year of development, the Company derives subscription revenues from providing cloud-based connectivity platform service and the continued obligation to ensure the performance of the platform over the service period. The transaction price is the observable standalone selling price of subscription service. The performance periods generally are six months to one year, and pursuant to the contracts, full payment is generally collected in advance. Contracts generally do not contain significant financing components or variable consideration. As the customer simultaneously receives and consumes the benefits provided by the Company’s performance, the Company recognizes revenue ratably over the contractual subscription period, beginning on the date when the service is made available to the customers. Customers do not have the right to a refund of paid fees for subscription services which the Company had earned and recognized as revenue, Subscription services contracts generally contain contract cancellation terms which provide an enforceable right to payment for performance completed to date.

♦ Revenues from payment channel service and others

This revenue stream is mainly derived from payment channel service the Company enables the user to make with payment service through its CRM system, such as top up, withdraw or transaction etc. The performance obligation is to help the third-party payment channels service provider to facilitate their payment services. The Company charges a non-refundable fee for the payment channel service, the pricing of which is based on the pre-determined rates specified in the contract. The Company assesses whether it is a principal or an agent by determining whether it controls the promised service before it is transferred to the end user. In providing these services, the Company does not control the underlying payment processing services. As such, the Company is not the primary obligor, does not have the ability to establish the price, and does not bear credit risk. Therefore, the Company records revenue on a net basis and recognizes revenue at a point in time when the amount is verified by both parties via reconciliation.

F-15

1) Revenues presented as follows:

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Customized CRM system development service	$825,457	$220,454
Staff outsourcing service	492,524	-
Data and workflow migration service	355,809	-
Operations and maintenance service	55,414	-
Additional function development service	21,935	9,211
Subtotal of Professional services	1,751,139	229,665
Subscription service	88,879	97,128
Payment channel service and others	43,236	19,220
Total	$1,883,254	$346,013

Revenue by recognition over time vs point in time

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,818,083	$326,793
Revenue by recognition at a point in time	65,171	19,220
Total	$1,883,254	$346,013

2) Contract assets

Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are recognized when the Company recognizes revenue for performance obligations satisfied over time but has not yet billed the customer, typically when revenue recognized under the cost-based input method exceeds milestone-based billings. Contract assets are classified as current assets and are reclassified to accounts receivable when the right to consideration becomes unconditional. The Company assesses contract assets for impairment in accordance with ASC 326, Financial Instruments—Credit Losses, and any impairment losses are recognized as an operating expense. As of March 31, 2026 and September 30, 2025, allowances for expected credit loss were nil and nil, respectively. As of March 31, 2026 and September 30, 2025, the write-off of allowances for expected credit loss were nil and nil, respectively.

3) Contract liabilities

Contract liabilities are recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or when the consideration is due, prior to satisfying the related performance obligation. Contract liabilities are classified as current liabilities and are recognized as revenue when the related performance obligation is satisfied.

Changes in contract liabilities as follows:

	Six Months Ended	Year Ended
	March 31, 2026	September 30, 2025
	(Unaudited)
Contract liabilities, beginning of the period	$30,024	$215,768
Contract liabilities acquired through business combination	109,000	-
Revenue deferred during the period	458,670	24,192
Cash refund due to the contract termination	-	(7,593)
Recognition of revenue deferred in prior period	(349,137)	(202,343)
Foreign exchange differences	5,102	-
Contract liabilities, end of the period	$253,659	$30,024

F-16

4) Deferred contract costs

Deferred contract costs primarily represent capitalized costs incurred to fulfill service contracts for which revenue is recognized over time. Certain project cycles extend beyond one year, resulting in the recognition of deferred contract costs. The Company capitalizes costs incurred to fulfill a contract when the costs (i) relate directly to the contract or an anticipated contract, (ii) generate or enhance resources that will be used in satisfying performance obligations in the future, and (iii) are expected to be recovered. Deferred contract costs are amortized on a systematic basis consistent with the transfer of goods or services to which the assets relate, and are assessed for impairment when there is an indication that the carrying amount exceeds the expected recovery.

Changes in deferred contract costs as follows:

	Six Months Ended	Year Ended
	March 31, 2026	September 30, 2025
	(Unaudited)
Deferred contract costs, beginning of the period	$13,103	$-
Cost deferred during the period	23,752	13,103
Recognition of cost deferred in prior periods	(13,314)	-
Foreign exchange differences	583	-
Deferred contract costs, end of the period	$24,124	$13,103

o. Cost of revenues

Cost of revenue includes (1) labor costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support, (2) third party service fees including cloud computing and data usage, (3) rental and (4) related costs of outsourcing to contractors conducting system implementation and support services to customers.

p. Selling expenses

Selling expenses mainly consist of salaries and welfare, rental and advertising costs and market promotion expenses and amortization of intangible assets.

q. General and administrative expenses

General and administrative expenses mainly consist of salaries and welfare, rental, depreciation, professional service fees, share-based compensation, and other corporate expenses.

r. Research and development expenses

Research and development expenses are mainly salary and benefits for in-house software engineers and payments made to outside cloud providers.

F-17

s. Government grants

Government grants are recognized as other income, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other income in the unaudited condensed consolidated statements of operations and comprehensive loss amounted to $714 and nil for the six months ended March 31, 2026 and 2025, respectively.

t. Employee benefit

The Company is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contributes to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where the Company operates its businesses. Social benefits included as expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss amounted to $311,409 and $120,154 for the six months ended March 31, 2026 and 2025, respectively.

u. Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. If the assessment concludes that a change in classification is required, the Company reclassifies the warrants accordingly as of the date of the change in circumstances. Modifications to warrant terms are evaluated at the date of modification to determine whether the modification results in a change in classification, and any change in fair value upon modification is accounted for in accordance with ASC 815.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated statements of operations and comprehensive loss.

v. Statutory Reserve

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributed as cash dividends. If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss. A portion of the Company’s retained earnings equal to the amount of these statutory reserves is restricted and not available for dividend distribution as of each reporting date. The restricted amount is included within retained earnings on the consolidated balance sheets, with no separate line item presented, as the restriction does not change the total amount of retained earnings.

F-18

w. Value Added Tax (“VAT”)

The Company was subject to VAT at the rate of 6% and related surcharges on revenues generated from provided services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

x. Income Tax

The Company accounts for income taxes under ASC 740. Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU enhances disclosure requirements primarily related to (i) a tabular reconciliation of the effective tax rate to the statutory tax rate, disaggregated into specified categories, with further disaggregation for items meeting a quantitative threshold, and (ii) the disaggregation of income taxes paid by federal, state, and foreign jurisdiction. The ASU also requires the disaggregation of income (loss) from continuing operations and the related income tax expense between domestic and foreign components. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024, and for interim periods within fiscal years beginning after December 15, 2025. The Company will adopt the ASU in its annual financial statements for the fiscal year ending September 30, 2026, and in its interim financial statements beginning with the fiscal year ending September 30, 2027. The Company expects to apply the amendments in the annual report for the year ended September 30, 2026 and does not expect the adoption to have a material impact on its unaudited condensed consolidated results of operations, financial position, or cash flows.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position for the six months ended March 31, 2026 and 2025.

y. Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

z. Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

F-19

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

aa. Segment Reporting

ASC280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for details on the Company’s business segments. The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company. Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. In October 2024, the Company adopted ASU No. 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statements, which requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis.

The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented. See “Note 21- Segment Reporting”.

bb. Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 13.

cc. Business combination

The Company accounts for business combinations using the acquisition method in accordance with ASC Topic 805, Business Combinations. The consideration transferred in a business combination is measured at fair value, and the identifiable assets acquired and liabilities assumed are recognized at their estimated fair values as of the acquisition date. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill.

Acquisition-related costs are expensed as incurred and are not included as part of the consideration transferred. The results of operations of acquired businesses are included in the Company’s consolidated financial statements from the acquisition date.

F-20

dd. Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. If a loss is reasonably possible but not probable, and the amount or range of loss is estimable, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made. As of March 31, 2026 and September 30, 2025, the Company’s accrued provision for its ongoing litigation matters was $52,532 and $24,459 respectively, which was recorded in accrued expenses and other current liabilities in its unaudited condensed consolidated financial statements. For more information see “Note 19 — Commitments and Contingencies”.

ee. Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company does not opt out of an extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

On November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In July 2025, the FASB has released ASU 2025-05, Financial Instruments — Credit Losses — Measurement of Credit Losses for Accounts Receivable and Contract Assets. The purpose of this update is to address challenges encountered when applying the guidance in Topic 326 Financial Instruments—Credit Losses to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 Revenue from Contracts with Customers. ASU 2025-05 is effective for entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805 Business Combinations, for annual reporting periods beginning after December 15, 2025, and interim reporting periods within annual reporting periods for all entities. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The purpose of this update is to establish authoritative accounting guidance for the recognition, measurement, presentation, and disclosure of government grants received by business entities. ASU 2025-10 applies to all government grants within its scope and provides a comprehensive framework for accounting for such grants under U.S. GAAP. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact that the adoption of this standard will have on its unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company is currently evaluating the impact that the adoption of this standard will have on its interim reporting disclosures.

The Company does not believe any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial position, statements of operations and comprehensive loss and cash flows.

F-21

Note 4 — ACQUISITIONS

On September 22, 2025, the Company, through its wholly-owned subsidiary WFOE (the “Purchaser”), entered into a Sale Purchase Agreement (the “SPA”) with Liu Peng (the 51% equity interest holder of Celnet BJ) and Celnet BJ (the “Target Company”), to acquire 51% of the equity interests of Celnet BJ. Celnet BJ was incorporated in Beijing on April 19, 2012, and its principal activities include CRM development services. The acquisition was completed on October 29, 2025 (the “Acquisition Date”), and as a result, Celnet BJ and its wholly-owned subsidiary Celnet Technology (HK) Limited (“Celnet HK”) became subsidiaries of the Company. The Company completed this business combination primarily to achieve strategic and operational objectives consistent with the Company’s long-term growth strategy.

The SPA contains certain provisions regarding Variable Consideration, Performance Compensation, and Stock Incentive arrangements. However, there are no specific performance conditions attached to these arrangements and the terms are unilaterally determined by the Purchaser, with Celnet BJ in a purely passive role. These provisions are intended solely as protective clauses, and both parties have reached a consensus that there will be no future related settlements. Therefore, management does not view these amounts as part of the agreed consideration for the acquisition and no contingent consideration has been recognized in accordance with ASC 805-30-25-5.

Pursuant to the SPA, the total fixed consideration for the acquisition is RMB 5,236,680 in cash (approximately $736,461). Of this amount, RMB 3,000,000 (approximately $422,654) was paid in two installments on September 25, 2025 and November 11, 2025. The remaining fixed consideration of RMB 2,236,680 (approximately $315,122) is deferred and payable in two phases: RMB 1,118,340 (approximately $157,561) due by December 31, 2026, and RMB 1,118,340 (approximately $157,561) due by December 31, 2027.

Under ASC 805-30-30-7, the consideration transferred is measured at fair value, which includes the fair value of the cash transferred at the acquisition date and the fair value of the deferred cash consideration to be paid in the future. The Company discounted the deferred payments to their present values as of the Acquisition Date using a discount rate of 0.271% per month, derived from the average of the 1-year LPR and 5-year LPR as of the acquisition date (annualized and converted to a monthly rate). The Company elected to use this blended rate as a reasonable proxy for its incremental borrowing rate, given that the Company does not have an existing borrowing facility with a maturity profile comparable to the deferred payment schedule. The Company also considered that its credit profile does not differ materially from the reference rate benchmark, and no adjustment for company-specific credit risk was deemed necessary based on the Company’s credit standing and the short-term nature of the deferred payment period.

The fair value of the total consideration transferred as of Acquisition Date is calculated as follows:

Consideration
Cash paid near closing (September 25 & November 11, 2025)	$422,654
Present value of deferred consideration - Phase 1 (RMB 1,118,340, undiscounted, due December 31, 2026, 14 months from the acquisition date)	151,703
Present value of deferred consideration - Phase 2 (RMB 1,118,340, undiscounted, due December 31, 2027, 26 months from the acquisition date)	146,858
Fair value of total consideration	$721,215

The difference between the nominal amount of the deferred consideration (US$315,122 or RMB 2,236,680) and its present value (US$298,561 or RMB 2,119,127) represents a financing component (US$16,561 or RMB 117,553), which will be recognized as interest expense over the deferred payment period using the effective interest method.

The acquisition of Celnet BJ was accounted for as a business combination in accordance with ASC 805. The Company, with the assistance of an independent third-party valuation firm, measures the fair value of the acquired identifiable assets and liabilities assumed on the Acquisition Date. The fair value of customer relationship was estimated using the multi-period excess earnings method. Key assumptions and estimates used in deriving the projected cash flows are forecasted revenue, earnings before income tax (“EBIT”) margin, and discount rate. Fair value of the non-controlling interests was determined by using discount cash flow method. Key assumptions and estimates used are forecasted revenue, EBIT margin, discount rate and volatility.

F-22

The allocation of consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

Celnet
Fair value of consideration transferred (51% interest)	$721,215
Fair value of non-controlling interests (49% interest)	692,932
Total fair value	1,414,147

Fair value of the assets acquired and the liabilities assumed (100%)
Identifiable assets acquired:
Cash	58,651
Accounts receivable, net	663,635
Contract assets	325,726
Prepaid expenses and other current assets	51,700
Property and equipment, net	5,299
Operating lease right-of-use assets	106,239
Intangible assets, net	471,600
Deferred tax assets, net	149,463
Total assets acquired	1,832,313
Liabilities assumed:
Short-term loans	309,946
Long-term loans - current	65,957
Accounts payable	30,889
Contract liabilities	109,000
Accrued expenses and other current liabilities	125,558
Payroll payable	471,370
Amounts due to related parties	426,713
Operating lease liabilities - current	51,844
Operating lease liabilities - non-current	49,907
Total liabilities assumed	1,641,184
Fair value of net identifiable net assets acquired	191,129

Goodwill	$1,223,018

As of the date of acquisition, the intangible assets acquired and estimated useful lives were as follows:

	Estimated useful life	Fair values at Closing
Customer relationship	5 years	471,600

Goodwill includes amounts attributable to both the controlling interest and non-controlling interest, recognized in accordance with the full goodwill method under U.S. GAAP. Goodwill attributable to the Company’s controlling interest amounted to approximately $692,930 as of March 31, 2026. The Company had one reporting unit, PaaS and SaaS products, prior to the acquisition of Celnet. The acquisition of Celnet is expected to enhance the Company’s enterprise SaaS capabilities, strengthen its AI-driven innovation, and accelerate its growth in customer relationship management (CRM) services. As a result, goodwill recorded in the acquisition is assigned to the PaaS and SaaS products reporting unit. The transaction is considered a non-taxable business combination and the goodwill is not deductible for tax purposes.

The amount of revenue, net income and net income attribute to the Company of Celnet included in the Company’s consolidated statements of operations and comprehensive loss from the Acquisition Date to March 31, 2026 were $1,397,423, $127,916 and $65,237, respectively.

The following unaudited pro forma consolidated financial information for the six months ended March 31, 2026 and 2025 are presented as if the acquisition had occurred at October 1, 2024.

	Celnet
	For the six months	For the six months
	ended March 31, 2026	ended March 31, 2025
	Unaudited	Unaudited
Revenue	1,500,252	1,148,208
Net income	40,439	133,303
Net income attributable to Youxin Technology Ltd’s shareholders	20,624	67,985

These unaudited pro forma amounts are presented for informational purposes only and do not necessarily reflect the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor are they indicative of future operating results. There is no material, nonrecurring unaudited pro forma adjustments directly attributable to the business combination included in the reported unaudited pro forma revenue and net income.

F-23

Note 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Accounts receivable	$535,562	$213,772
Less: allowance for expected credit loss	(43,839)	-
Total Accounts receivable	$491,723	$213,772

The movement of allowance for expected credit loss is as follows:

	Six Months Ended	Year Ended
	March 31, 2026	September 30, 2025
	(Unaudited)
Beginning of the period/year	$-	$-
Provision	43,163	-
Foreign exchange differences	676	-
Allowance for expected credit loss, end of the period	$43,839	$-

Note 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Loan to a third party	$500,000	$-
Prepayment of service fee	222,006	281,959
Deposits	59,470	-
Staff advance	7,245	-
Other current assets	3,528	13,600
Total prepaid expenses and other current assets	$792,249	$295,559

Loan to a third party represents the principal amount of $500,000 lent by the Company to a third party pursuant to a loan agreement dated November 25, 2025. The loan bears interest at 5% per annum and is repayable within one year from the date of disbursement.

Note 7 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Office furniture	$11,238	$6,790
Electronic equipment	74,068	27,012
Sub-total	85,306	33,802
Less: Accumulated depreciation	(41,026)	(31,284)
Total property and equipment, net	$44,280	$2,518

For the six months ended March 31, 2026 and 2025, depreciation expenses amounted to $8,896 and $716, respectively.

F-24

Note 8 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill were recognized in connection with the acquisition of Celnet BJ and Celnet HK on October 29, 2025. Customer relationships are amortized on a straight-line basis over their estimated useful life of 5 years.

	Customer Relationship	Goodwill	Subtotal
Cost
Balance as of September 30, 2025	$-	$-	$-
Additions from business combinations	471,600	1,223,018	1,694,618
Balance as of March 31, 2026	$471,600	$1,223,018	$1,694,618

Accumulated Amortization
Balance as of September 30, 2025	$-	$-	$-
Additions	(39,300)	-	(39,300)
Balance as of March 31, 2026	$(39,300)	$-	(39,300)

Carrying amounts
Balance as of September 30, 2025	$-	$-	$-
Balance as of March 31, 2026	$432,300	$1,223,018	$1,655,318

For the six months ended March 31, 2026, the amortization expenses of customer relationships are included in selling expenses of $39,300.

Note 9 - OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Deposits for operating lease	$10,792	$10,457
Total other non-current assets	$10,792	$10,457

Note 10 - LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Prepayment for purchase of property	$3,004,769	$-
Total long-term prepayments	$3,004,769	$-

Prepayment for purchase of property represents the prepayment made for the acquisition of a real estate asset located in the Hainan Free Trade Port. The Company obtained the property ownership certificate on May 22, 2026.

F-25

Note 11 – BANK LOAN

Bank loan consists of the following:

Provider	Loan period	Interest rate	March 31, 2026	September 30, 2025
			(Unaudited)
Short-term bank loan
Industrial & Commercial Bank of China (“ICBC”)*	July 31, 2025 to July 26, 2026	2.75%	$-	$318,865
China Merchants Bank (“CMB”)**	May 13, 2025 to May 13, 2026	2.8%	72,485	-
China Merchants Bank (“CMB”)**	April 22, 2025 to April 22, 2026	2.8%	101,479	-
Industrial and Commercial Bank of China (“ICBC”) *	June 17, 2025 to June 16, 2026	1.3%	144,970	-
Industrial & Commercial Bank of China (“ICBC”) *	March 27, 2026 to March 26, 2027	2.55%	289,938	-
Total short-term bank loan			$608,872	$318,865

Long-term bank loan
Webank*	June 17, 2025 to June 8, 2027	8%	$51,740	$-
Total long-term bank loan			$51,740	$-

The weighted average remaining term for the short-term and long-term bank loans for the six months ended March 31, 2026 and 2025 was 0.62 and 0.08 years, respectively. The weighted average interest rate for the short-term and long-term bank loans for the six months ended March 31, 2026 and 2025 was 2.77% and 3.10%, respectively.

* These bank loans were unsecured.

** These bank loans were guaranteed by Beijing Haidian Technology Enterprise Financing Guarantee Co., Ltd.

Note 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Other tax payable	$42,492	$21,697
Income tax payable	-	5,007
Reimbursements payable	5,181	-
Interest payable	609	-
Others	24,081	60,735
Total accrued expenses and other current liabilities	$72,363	$87,439

Note 13 - RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of related parties, with which the Group has transactions:

No.	Name of related parties	Relationship
1	Shaozhang Lin	The legal representative and Chief Executive Officer (“CEO”) of the Company
2	Baiyan (Guangzhou) Investment Partnership (Limited partnership)	The indirect shareholder of the Company from April 21, 2023
3	Peng Liu	The CEO of Celnet BJ, who became the related party since October 29, 2025 due to the acquisition of Celnet

Balance and transactions with related parties were as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Amount due from a related party
Shaozhang Lin (1)	$22,251	$17,486
Total due from a related party	$22,251	$17,486

Amount due to related parties
Baiyan (Guangzhou) Investment Partnership (Limited partnership) (2)	6,720	-
Peng Liu (3)	576,028	-
Total due to related parties	$582,748	$-

(1)	Amount due from a related party represents the payment to the related party for business development in advance. The amount is unsecured, non-interest bearing and repayable on demand. As of March 31, 2026, the balance of amount due from a related party was $22,251. As of the issuance date of the unaudited condensed consolidated financial statements, the repayment amount was nil.

(2)	Amount due to a related party represents business expenses paid by the related party on behalf of the Company. The amount is unsecured, non-interest bearing and repayable on demand.

(3)	Amount due to a related party represents loans provided by the related party to the Company. Balance due to the acquisition of Celnet on the Acquisition Date was $426,713. The amount is unsecured, non-interest bearing and repayable on demand. For the six months ended March 31, 2026, the Company received loan proceeds of approximately $282,613 and made repayments of approximately $141,260. As of March 31, 2026, the outstanding balance of amount due to the related parties was $576,028.

F-26

Note 14 - LEASE

The Company has operating leases for office and employee accommodation.

Assets/Liabilities	March 31, 2026	September 30, 2025
	(Unaudited)
Assets
Operating lease right-of-use assets	$149,120	$78,862

Liabilities
Operating lease liability - current	$103,299	$46,190
Operating lease liability - non-current	44,421	35,306
Total	$147,720	$81,496

The operating lease expenses were as follows:

		Six months ended March 31,
Lease Expense	Classification	2026	2025
		(Unaudited)	(Unaudited)
Operating lease expense	Cost of Revenue	$31,308	$8,500
Operating lease expense	General and administrative expense	12,548	2,713
Operating lease expense	Research and development expense	10,678	11,104
Operating lease expense	Selling expense	2,967	1,568
Total		$57,501	$23,885

Maturities of operating lease liabilities as of March 31, 2026 were as follows:

Maturity of Lease Liabilities	Operating Leases
Within one year	$108,729
One to two years	45,017
Total lease payments	153,746
Less: interest	(6,026)
Present value of lease payments	$147,720

F-27

Other information related to our operating leases was as follows:

Lease Term and Discount Rate	March 31, 2026	September 30, 2025
	(Unaudited)
Weighted-average remaining lease term (years)
Operating leases	1.43	1.83

Weighted-average discount rate (%)
Operating leases	5.56%	3.85%

For the six months ended March 31, 2026, cash payments for operating leases were $57,070 and short-term lease expense was $54,320. For the six months ended March 31, 2025, cash payments for operating leases were $19,543 and short-term lease expense was $11,367.

Note 15 - TAXES

■ Income tax

Cayman Islands

Youxin Cayman is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Youxin BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Youxin HK and Celnet HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on taxable income derived from or earned in Hong Kong at the applicable tax rate of 16.5%. Under the two-tiered profits tax regime, the first HKD 2 million of assessable profits is taxed at 8.25%, and the remaining profits are taxed at 16.5%. Under Hong Kong tax law, both entities are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s PRC subsidiaries, including Guangzhou Youxin and Celnet BJ, are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Guangzhou Youxin was approved as an HNTE on December 20, 2021, Guangzhou Youxin was entitled to a reduced income tax rate of 15% for the calendar years from 2021 to 2023. As Guangzhou Youxin failed to obtain the renewed HNTE certificate in 2024, Guangzhou Youxin is no longer a HNTE after December 20, 2024 and thus it is subject to the income tax rate of 25% from calendar year 2024. Celnet BJ did not qualify for HNTE status or other preferential tax treatments during the six months ended March 31, 2026, and therefore its taxable income is subject to the statutory enterprise income tax rate of 25%.

F-28

In accordance with Taxation [2022] No.16, which was effective from January 1, 2022, an enterprise qualified for technology-based small and medium-sized enterprise, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The same tax incentives policy further applies to all enterprises according to Taxation [2023] No.7, which was effective from January 1, 2023. Guangzhou Youxin was qualified for technology-based small and medium-sized enterprise in April 2023, but was still entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred starting from January 1, 2022, because it submitted the self-review information before May 31, 2023.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended September 30, 2025, Guangzhou Youxin was qualified as small and low-profit enterprise in PRC, and thus it was eligible for the above preferential tax rate for small and low-profit enterprises.

Income tax provision is as follows:

	Six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Current	$-	$-
Deferred	19,655	-
Total income tax expense	$19,655	$-

Loss before income tax is attributable to the following geographic locations are as follows:

	Six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cayman Islands	$1,267,409	$733,351
Hong Kong	32,123	522,352
PRC	550,010	481,997
Total	$1,849,542	$1,737,700

F-29

A reconciliation of the income tax expense determined at the statutory income tax rate to the Company’s income taxes are as follows:

	Six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Loss before income taxes	$1,849,542	$1,737,700
PRC statutory income tax rate	25%	25%
Income tax benefit computed at statutory corporate income tax rate	462,386	434,425
Reconciling items:
Additional deduction for R&D expenses	6,526	35,065
Entertainment expense	(10,232)	-
Effect of preferential tax rates	(121,470)	(106,101)
Effect of different tax rates in other jurisdictions	(322,232)	(270,832)
Change in valuation allowance	(34,633)	(92,557)
Income tax expense	$(19,655)	$-

■ Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is more likely than not that taxable profits will be available against which those deductible temporary differences can be utilized. A valuation allowance is established when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reported period. The PRC tax laws regulate that the net operating losses incurred in the tax year of an enterprise may be carried forward to subsequent years (not exceed five years or ten years if HNTE) and reduce the taxable income of subsequent years when filing income tax.

The significant components of deferred taxes are as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Deferred tax assets
Net operating loss carry forwards	$1,539,233	$1,232,478
Allowance for doubtful accounts	10,960	-
Lease liabilities	20,138	-
Total deferred tax assets	$1,570,331	$1,232,478
Less: Valuation allowance	(1,307,141)	(1,232,478)
Total deferred tax assets, net	$263,190	$-

Deferred tax liabilities
Right-of-use assets	(21,281)	-
Fair value of intangible assets recognized through business combination	(108,075)	-
Total deferred tax liabilities	$(129,356)	$-

Deferred tax assets, net	$133,834	$-

F-30

■ Net operating loss carry forwards based on expiration date

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises and technology-based small and medium-sized enterprises is no more than 10 years. Carryback of losses is not permitted. As of March 31, 2026 and September 30, 2025, the Group had PRC net operating tax loss carry forwards of $25,802,507 and $23,508,148, respectively. As of March 31, 2026, net operating loss carryforwards from PRC will expire in calendar years 2028 through 2035, if not utilized.

As of March 31, 2026 and September 30, 2025, the Group had Hong Kong net operating tax loss carry forwards of $778,686 and $691,764, respectively. The net operating tax loss carry forwards in Hong Kong can be carried forward without an expiration date.

■ Changes in valuation allowance

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. The Company operates through several subsidiaries and the valuation allowance is considered for each subsidiary on an individual basis. Accordingly, as of March 31, 2026 and September 30, 2025, a $1,307,141 and $1,232,478 valuation allowance has been established, respectively.

Movements for changes in valuation allowance are as follows:

	Six Months Ended
	2026	2025
	(Unaudited)	(Unaudited)
Balance, beginning of the period	$1,232,478	$1,168,270
Additions	34,633	92,557
Utilization	-	-
Foreign exchange differences	40,030	(32,662)
Balance, end of the period	$1,307,141	$1,228,165

■ Uncertain Tax Position

As of March 31, 2026, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended March 31, 2026, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of March 31, 2026, tax years from 2020 through 2024 for the Group’s affiliated entities in the PRC remain open for statutory examination by the PRC tax authorities.

F-31

■ Value added tax (“VAT”)

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% and related surcharges of gross proceeds for the six months ended March 31, 2026 and 2025. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of the PRC VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

Taxes payable consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
VAT taxes payable	$25,187	$14,546
Income tax payable	-	5,007
Other taxes payable	17,305	7,151
Total taxes payable	$42,492	$26,704

Note 16 - WARRANTS

Representative’s Warrants

On December 19, 2024, the Company entered into an underwriting agreement with Aegis Capital Corp. (the “Representative”). The Company issued to the Representative warrants (“Representative’s Warrants”) to purchase up to aggregate of 288 Class A ordinary shares with no consideration. The Representative’s Warrants are exercisable at an exercise price of $2,250.00 per share. The effective date of the warrant is December 20, 2024 and the Expiration Date is December 20, 2029.

The issuance of the Representative’s Warrants is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, share-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Representative’s Warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the Representative’s Warrants continue to be classified as equity. None of the Representative’s Warrants were exercised as of March 31, 2026 and September 30, 2025.

The fair value of Representative’s Warrants was determined using the Binomial Tree Pricing Model and the following assumptions:

December 20, 2024
Share price (post-reverse-split)	$1,580
Risk free interest rate	4.37%
Expected life (years)	5
Expected volatility	84.5%

The following table summarizes the Company’s activities and status of the Representative’s Warrants:

	Number of Warrant*	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)
Outstanding as of September 30, 2024	-	-
Issuance	288	$2,250	5.0
Exercised	-	-	-
Forfeited or expired	-	-
Outstanding as of March 31, 2025	288	$2,250	4.8

Outstanding as of September 30, 2025	288	$2,250	4.2
Issuance	-	-	-
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding as of March 31, 2026	288	$2,250	3.7

*	The number of warrants, as well as the exercise prices stated herein, have been retroactively adjusted to reflect the reverse stock split and share consolidation that occurred in September 2025 and July 30, 2026, respectively.

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Series A Warrants and Series B Warrants

The Company evaluates the Series A Warrants and Series B Warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. Series A Warrants and Series B Warrants are recorded as liabilities at their fair value on issuance and being remeasured on each reporting date with any change in the fair value recognized under “Change in fair value of warrant liabilities” on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

The following table summarizes the activities related to fair value of the Series A Warrants and Series B Warrants:

	Total Valuation	Series A Warrants (a)		Series B Warrants (b)
	US$	Share	Valuation	Share	Valuation
Balance at beginning of the period	$902,287	89,835	$894,350	502	$7,937
Issuance	-	-	-	-	-
Fair value changes	(560,596)	-	(559,014)	-	(1,582)
Exercise	(5,839)	-	-	(396)	(5,839)
Balance at end of the period	$335,852	89,835	$335,336	106	$516

(a) On September 8, 2025, the Company closed the September 2025 Public Offering and issued 24,642,857 Series A Warrants to purchase 24,642,857 Class A Ordinary Share. The Series A Warrants are exercisable immediately and will expire five years after the closing date. The Company uses the Monte Carlo Model to value the Series A Warrants. The Company accounted for the Series A warrants as liabilities and the fair value allocated to the Series A Warrants on the issuance date is $6,027,678. For the six months ended March 31, 2026, the Company recognized a gain on change in fair value of warrant liabilities of $559,014 related to the Series A Warrants.

Each Series A Warrant is exercisable at an exercise price of $112.0 per share. According to the terms of the Series A Warrant, on the tenth trading days and six months after the closing date, the exercise price of the Series A Warrants will be reset based on the price as determined in the Series A Warrant. As a result, the exercise price of the Warrants adjusted to $26.8 per share and the number of shares issuable under the Series A Warrant (“Series A Warrant Shares”) have be adjusted to 257,078 on the tenth trading days after the closing of the offering.

Subsequently, following the Periodic Adjustment Date on March 8, 2026, as defined in the Series A Warrants, the floor price of the Series A Warrants reset to $1.08. Following the Periodic Adjustment Period End Date on March 13, 2026, as defined in the Series A Warrants, the exercise price of the Series A Warrants reset to $3.901. The number of Class A Ordinary Shares issuable under such unexercised Series A Warrants remained unchanged as a result of the Periodic Adjustment.

As of March 31, 2026, the number of remaining unexercised Series A Warrant Shares was 89,835, with a corresponding fair value of $335,336. No Series A Warrants were exercised for the six months ended March 31, 2026.

The fair value of Series A Warrants was determined using the Monte Carlo Model and the following assumptions:

	March 31, 2026	September 8, 2025
Initial floor price (post-reverse-split)	$22.75	$22.75
Share price (post-reverse-split)	$4.85	$32.30
Exercise price (post-reverse-split)	$3.90	$112.00
Risk free interest rate	3.89%	3.57%
Expected life (years)	4.4	5
Expected volatility	83.8%	86.9%

(b) On September 8, 2025, the Company closed the September 2025 Public Offering and issued 24,642,857 Series B Warrants. The Series B Warrants will be exercisable immediately with no expiration. The Company accounted for the Series B warrants as liabilities and the fair value allocated to the Series B Warrant on the issuance date was $5,772,484. For the six months ended March 31, 2026, the Company recognized a gain on change in fair value of warrant liabilities of $1,582 related to the Series B Warrants.

Each Series B Warrant is exercisable at an exercise price of $0.004 per share. The number of the Class A Shares issuable upon the exercise of the Series B Warrants will initially be zero. The number of Class A Shares issuable upon the exercise of the Series B Warrants will be adjusted to equal an amount equal to the aggregate purchase price paid for the Units at the closing of the offering divided by the adjustment price, less the number of Units issued on the closing date as further described in the Series B Warrants. As a result, the number of share issuable under the Series B Warrants (“Series B Warrant Shares”) in aggregate have been adjusted to 195,471.

For the six months ended March 31, 2026, the exercise of Series B Warrants resulted in the issuance of 396 Class A ordinary shares at an exercise price of $0.004 per share, with total proceeds of approximately $2. The fair value of warrants in excess of the par value of Class A Ordinary Shares upon exercise in aggregate of approximately $5,839 was recorded as additional paid-in capital. As of March 31, 2026, the number of remaining unexercised Series B Warrant Shares was 106, with a corresponding fair value of $516.

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The Company uses the Monte Carlo Model to value the Series B Warrants. Under the Monte Carlo Simulation Model, the share price result paths and corresponding exercise prices and the number of shares issuable upon the exercise were derived. Each Series B Warrant Share resulted from Monte Carlo Simulation Model is the input for the Black-Scholes Model, and then the fair value of the warrants was derived by the trial values as of the valuation date based on the mean of the total trial values. Since Series B Warrants have no expiration, the Company adopts the 10-year and 15-year terms as inputs into the Black-Scholes Model, and the final result is taken as the average of the 10-year and 15-year outcomes.

The fair value Series B Warrants was determined using the Monte Carlo Model and Black-Scholes Model and the following assumptions:

	March 31, 2026		September 8, 2025
	10 Year	15 Year	10 Year	15 Year
Initial floor price (post-reverse-split)	$22.75	$22.75	$22.75	$22.75
Share price (post-reverse-split)	$4.85	$4.85	$32.30	$32.30
Initial exercise price (post-reverse-split)	$0.004	$0.004	$0.004	$0.004
Risk free interest rate	4.26%	4.56%	4.05%	4.35%
Expected life (years)	10	15	10	15
Expected volatility	79.1%	79.4%	80.4%	80.5%

(c) Upon issuance of the Class A ordinary share and Series A and B Warrant in the September 2025 Public Offering, the Company received net proceed of $5.3 million, after deducting underwriting fees and other offering expenses. As both Series A and B Warrant were accounted for as warrant liabilities, and the fair value of the Series A and B Warrant in the initial date is $11.8 million, which exceed the proceeds received in the September 2025 Public Offering. A day-one loss amounting to $5,802,241 is recognized to the extent the recognized fair value of Series A and B Warrant exceeds the proceeds received as loss on issuance of warrant liabilities on the unaudited condensed consolidated statements of operations.

Note 17 - BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 and computation of loss per share are calculated as follows:

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Basic and diluted loss per share calculation
Numerator:
Net loss attributable to ordinary shareholders, basic and diluted	$(1,931,876)	$(1,737,700)
Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	9,441,459	9,004,167
Loss per share attributable to ordinary shareholders:
Basic	(0.20)	(0.19)
Diluted	(0.20)	(0.19)

For the six months ended March 31, 2026, the Company had 90,229 potential shares issuable upon the exercise of the Representative’s Warrants, Series A Warrants and Series B Warrants. As the Company incurred losses for the six months ended March 31, 2026, inclusion of these potential shares would have reduced the net loss per share. Therefore, these potential shares were excluded from the calculation of diluted net loss per share.

For the six months ended March 31, 2025, no potential dilutive shares were excluded from the calculation of diluted net loss per share.

Note 18 – SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 21, 2022, Youxin Cayman was incorporated as limited liability company with authorized share capital of $50,000 divided into 50,000,000 shares with par value $0.001 each. On April 11, 2023, Youxin Cayman’s authorized share capital was amended to $50,000 divided into 500,000,000 ordinary shares consisting of 1,000,000 Class A ordinary shares, par value $0.004 per share, and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On April 11, 2023, Youxin Cayman issued a total of 8,945,307 Class B ordinary shares and on April 21, 2023, Youxin Cayman issued a total of 55,762 Class A ordinary shares (of which 13,296 Class A ordinary shares were issued to former Mezzanine Equity Holders). The issuance of shares effected before the final step of reorganization. Guangzhou Youxin’s shareholders obtained the shares issued by Youxin Cayman and agreed to transfer their equity interests to WFOE, see Note 1.

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Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

Initial Public Offering

On December 23, 2024, the Company closed its IPO with issuance of 5,750, par value $0.04 per share at $1,800.00 per share). The gross proceeds of this offering were approximately $10.4 million prior to deducting the underwriting discounts, commissions and offering expenses payable by the Company. Net proceeds received by the Company from its IPO were approximately $9.1 million. The Shares were previously approved for listing on the Nasdaq Capital and commenced trading under the ticker symbol “YAAS” on December 20, 2024.

September 2025 Public Offering

On September 8, 2025, the Company closed another public offering (the “September 2025 Public Offering”) of 53,571 units (the “Units”) at a public offering price of $112.00 per Unit, with each Unit consisting of: (i) one Class A Ordinary Share (the “Class A Shares”); (ii) one Series A Warrant to purchase one Class A Share (the “Series A Warrants”); (iii) one Series B Warrant to purchase such number of Class A Shares as determined in the Series B Warrant (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

Pursuant to the underwriting agreement, the Company also granted to the Underwriter an option to purchase up to 8,036 additional Class A Shares (representing 15.0% of the Units sold in the offering), and/or up to an additional 3,214,286 Series A Warrants and 3,214,286 Series B Warrants at the public offering price less underwriting discounts and commissions. The Underwriter may exercise this option in whole or in part at any time within forty-five (45) days after the date of the offering. The underwriter may exercise the over-allotment option with respect to Class A Shares only, warrants only, or any combination thereof. On September 5, 2025, the Underwriter partially exercised its over-allotment option and purchased additional 3,214,286 Series A warrants and additional 3,214,286 Series B Warrants for a total of 6,428,572 warrants at the public offering price of $0.00001 per warrant in total consideration of $64.29.

Gross proceeds to the Company of the September 2025 Public Offering, together with the partial exercise of the over-allotment option, were approximately $6.0 million, before deducting underwriting fees and other offering expenses payable by the Company. Net proceeds received by the Company were approximately $5.3 million.

For the six months ended March 31, 2026, the exercise of Series B Warrants resulted in the issuance of 396 Class A ordinary shares, with net proceeds of approximately $2. No Series A Warrants were exercised during the six months ended March 31, 2026.

Shares subscription receivables

Shares subscription receivables represent the receivables for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis. It has no payment terms nor any interest receivable accrual. The shares subscription receivables of $3,125 as of September 30, 2024 was fully settled during the year ended September 30, 2025. As of March 31, 2026, there were no outstanding shares subscription receivables.

Reverse share split

On August 25, 2025, the Company’s shareholders and Board of Directors approved a 1-for-80 reverse share split of the Company’s issued and outstanding and authorized and unissued Class A ordinary shares of the Company and established an effective date of September 30, 2025. Following the reverse split, the authorized share capital was amended as follows, while the total authorized share capital remained $50,000:

(i) Class A Ordinary Shares: from 400,000,000 shares with a par value of $0.0001 per share to 5,000,000 shares with a par value of $0.008 per share;

(ii) Class B Ordinary Shares: remained at 100,000,000 shares with a par value of $0.0001 per share.

On December 9, 2025, the Company further amended its authorized share capital. The number of authorized Class A Ordinary Shares increased from 5,000,000 shares to 204,750,000 shares, and the number of authorized Class B Ordinary Shares decreased from 100,000,000 shares to 20,000,000 shares.

On July 30, 2026, the Company effected a 1-for-5 share consolidation of its issued and outstanding and authorized and unissued Class A Ordinary Shares. Following the Share Consolidation, the number of authorized Class A Ordinary Shares was reduced from 204,750,000 shares with a par value of $0.008 per share to 40,950,000 shares with a par value of $0.04 per share.

All share and per share information has been retroactively adjusted to reflect the reverse share split for all periods presented. As a result, the Company has 40,950,000 authorized Class A Ordinary Shares, par value of $0.04, of which 545,512 and 465,110 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively.

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2025 Equity Incentive Plan

On December 19, 2025, the Company filed a registration statement on Form S-8 with the U.S. Securities and Exchange Commission to register 400,000 Class A ordinary shares, par value $0.008 per share, for issuance under the Company’s 2025 Equity Incentive Plan (the “2025 Plan”). The 2025 Plan was adopted by the Board of Directors on December 12, 2025, and became effective upon filing of the Form S-8. The 2025 Plan provides for the grant of equity-based awards, including options and share appreciation rights, to eligible employees, directors, and consultants of the Company. As of March 31, 2026, no awards have been granted under the 2025 Plan.

For the six months ended March 31, 2026, the Company recognized share-based compensation expense of $644,000 in connection with the grant of total 80,000 Class A ordinary shares to external consultants in exchange for professional services provided in the past. The Company recorded the share-based compensation expenses in general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss.

Note 19 – COMMITMENTS AND CONTINGENCIES

■ Commitments

The Company has commitments arising in the ordinary course of business, including contractual arrangements with various vendors, service providers, and other counterparties. As of March 31, 2026, the Company did not have any material commitments or contractual obligations requiring disclosure in these unaudited condensed consolidated financial statements.

■ Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable per guidance of ASC Topic 450-20 — Loss Contingencies.

As of March 31, 2026, the Company is involved in three separate legal cases with one former employee.

Labor Arbitration Claim (Case 1)

In July 2024, the Company became subject to a labor arbitration claim. In connection with this matter, certain funds totaling $25,077 (RMB 172,980) were restricted by the court. On August 19, 2026, the labor arbitration claim was resolved following a second-instance court judgment. The Company shall pay 1) difference in wages amounting to $9,270 (RMB63,941) between February 1, 2024 and June 30, 2024, 2) discrepancy in 2022 year-end bonus of $3,458 (RMB23,850), and 3) the 2023 year-end bonus of $5,219 (RMB36,000). The Company settled the related amounts on August 24, 2026.

Resolved Labor Dispute (Case 2)

In September 2025, a labor-related legal matter was resolved following a first-instance court judgment. Pursuant to the judgment, the Company was required to pay wage differentials for a specified period, together with an immaterial case filing fee. The Company settled the related amounts of approximately $7,703 (RMB 54,837) in October 2025.

Appealed Labor Dispute (Case 3)

In December 2025, a first-instance judgment was issued in connection with another labor dispute, requiring the Company to make payment to the plaintiff. On May 12, 2026, the labor arbitration claim was resolved following a second-instance court judgment. The Company shall pay 1) a compensation of $21,311 (RMB147,000) for unlawful termination of the employment relationship, 2) pay the salary differential of $4,408 (RMB30,409), for the period from November 1, 2024 to January 3, 2025, 3) the year-end bonus of $5,219 (RMB36,000), and 4) the double-wage difference of $3,930 (RMB27,103) for failure to enter into a written labor contract. The Company settled the related amounts on May 15, 2026.

As of March 31, 2026 and September 30, 2025, the Company’s accrued provision for its ongoing litigation matters was $52,532 and $24,459 respectively, which was recorded in accrued expenses and other current liabilities in its unaudited condensed consolidated financial statements. There was no further update as the date that the unaudited condensed consolidated financial statements are available to be issued.

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Note 20 - CONCENTRATIONS AND RISKS

■ Concentrations

(a) Customer

The following table sets forth information as to each customer that accounted for 10% or more of net revenue:

	Six months ended March 31,
	2026		2025
Customer	Amount	%	Amount		%
Customer A	$381,528	20%	$	*	*
Customer B	*	*		101,207	29%
Customer C	*	*		92,299	27%
Customer D	*	*		91,172	26%
Total	$381,528	20%		$284,678	82%

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable:

	March 31, 2026		September 30, 2025
	(Unaudited)
Customer	Amount	% of Total	Amount	% of Total
Customer D	$139,662	26%	$176,534	83%
Customer A	85,532	16%	*	*
Customer E	74,174	14%	*	*
Customer B	*	*	24,344	11%
Total	$299,368	56%	$200,878	94%

(b) Suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of purchase for the six months ended March 31, 2026:

	Six months ended March 31,
	2026		2025
Supplier	Amount	%	Amount		%
Supplier A	$134,914	31%	$	*	*
Supplier B	63,255	14%		*	*
Supplier C	53,273	12%		*	*
Supplier D	*	*		49,589	35%
Supplier E	*	*		27,802	20%
Supplier F	*	*		18,814	13%
Total	$251,442	57%		$96,205	68%

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The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable:

	March 31, 2026		September 30, 2025
	(Unaudited)
Supplier	Amount	% of Total	Amount		% of Total
Supplier A	$23,915	31%	$	*	*
Supplier G	18,121	24%		17,559	51%
Supplier H	13,772	18%		13,345	39%
Supplier C	10,275	13%		*	*
Supplier F	*	*		3,286	10%
Total	$66,083	86%		$34,190	100%

■ Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

■ Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of March 31, 2026 and September 30, 2025, substantially all of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

Other credit risk consists principally of accounts receivable, prepaid expenses, loan to a third party and due from a related party. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company performs ongoing credit evaluations of its customers and monitors collection closely to manage credit risk. Historically, the Company has not experienced significant credit losses due to generally short payment terms and timely collections. In addition, the Company manages credit risk associated with its loan receivables by monitoring the repayment status and financial condition of the borrowers.

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Note 21 – SEGMENT REPORTING

The Company operates as one operating and reportable segment and its sole business activity provides SaaS and PaaS service committed to helping enterprises digitally transform their businesses using the Company’s cloud-based SaaS product and PaaS platform to develop, use, and control business applications without the need to purchase complex IT infrastructure.

The accounting policies of the segment are the same as those described in “Note 3 — Summary of Significant Accounting Policies.” The Company’s CODM uses consolidated net loss to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions.

Additionally, the CODM reviews and uses functional expenses included in consolidated net loss to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the unaudited condensed consolidated statements of operations and comprehensive loss. These significant segment expenses include cost of revenue, selling, general and administrative, and research and development expenses. Other segment items that are presented on the unaudited condensed consolidated statements of operations and comprehensive loss include other income, other expenses, and income tax expenses.

Note 22 - SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after March 31, 2026 up through the date financial statements on August 27, 2026, except as disclosed, there are no other material subsequent events to disclose in these unaudited condensed consolidated financial statements except for the ones disclosed below.

Investment to YATOP

On April 21, 2026, the Company entered into a share purchase agreement with certain shareholders of YATOP Group Limited (“YATOP”) to acquire an 18% equity interest in YATOP for total consideration of approximately $10.8 million, which was satisfied through the issuance of the Company’s Class A ordinary shares. The transaction was completed on May 7, 2026, and the Company issued 2,220,166 Class A ordinary shares to the selling shareholders as consideration for the acquisition.

At-the-Market Offering

On June 25, 2026, the Company entered into an At-The-Market Issuance Sales Agreement with Aegis Capital Corp. (the “Sales Agent”), pursuant to which the Company may offer and sell its Class A ordinary shares having an aggregate gross sales price of up to $6,355,771 from time to time through or to the Sales Agent in “at-the-market” offerings.

Strategic Investment Intent with RiverBit

On July 14, 2026, the Company signed a non-binding term sheet with RiverBit Holding Limited (“RiverBit”), pursuant to which the Company intends to acquire a 10% equity interest in RiverBit for an aggregate purchase consideration of up to $20,000,000, which may be satisfied through the issuance of Class A ordinary shares, cash, or a combination of both, subject to RiverBit achieving certain operating milestones and the execution of definitive agreements.

Share Consolidation

On July 30, 2026, the Company effected a 1-for-5 share consolidation of its Class A ordinary shares. As a result, the number of issued and outstanding Class A ordinary shares was reduced from 33,846,647 shares to approximately 6,769,330 shares.

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